Exhibit 99.2 - MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       (In millions of U.S. dollars, except per share amounts, and in accordance with U.S. GAAP)

Overview

Zarlink delivers semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.  Our success is built on its technology strengths including voice and data networks, optoelectronics and medical communications. For more information, visit www.zarlink.com.

The following discussion and analysis explains trends in our financial condition and results of operations for the three and nine-month periods ended December 26, 2008, compared with the corresponding period in the previous Fiscal year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal year ended March 28, 2008.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•
Our dependence on our foundry suppliers and third-party subcontractors. As at the end of the third quarter of Fiscal 2009, most of our production was outsourced and as a result we may be more vulnerable to production capacity and product delivery issues;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	We experienced operating losses in Fiscal 2008, as well as in several prior Fiscal years, and may not be able to maintain current profitability;

•	Our ability to attract and retain key employees;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position;

•	The costs and accounting implications of compliance with new accounting standards, including the potential transition to International Financial Reporting Standards (“IFRS”); and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal year ended March 28, 2008.

In addition, the current economic conditions may increase our customers’ credit risk which could result in credit losses. Any credit losses we may suffer as a result of these increased risks, or as a result of credit losses from any significant customer, would increase our operating costs and negatively impact our operating results. The current economic situation may result in our end customers scaling back new equipment deployments.  Slowing of deployment plans from our end customers may result in lower revenues and potentially higher inventory obsolescence being recorded by us. In addition, if our suppliers are unable to deliver product to us, as a result of financial difficulty, our revenues and our net income could be negatively impacted.

RESULTS OF OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS ENDED DECEMBER 26, 2008

Summary of Results from Operations	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except per share amounts)	Dec. 26, 2008	Dec. 28, 2007	Dec. 26, 2008	Dec. 28, 2007

Revenue:	$53.8	$48.6	$176.1	$128.8

Net income (loss) for the period	$12.1	$(8.4)	$20.4	$(29.3)

Net income (loss) per common share:
Basic	$0.09	$(0.07)	$0.15	$(0.25)
Diluted	$0.08	$(0.07)	$0.13	$(0.25)

Weighted average common shares outstanding (millions):
Basic	123.9	127.3	125.6	127.3
Diluted	154.3	127.3	157.1	127.3

Our revenue in the third quarter of Fiscal 2009 was $53.8, up 11% from revenue of $48.6 in the third quarter of Fiscal 2008. The increase in revenue this quarter compared with the same quarter a year ago is the result of incremental revenue from all product groups. Within all our product groups, we continue to see the gradual sales shift from our legacy products towards our new products. This shift is currently most prevalent in our Communication and Medical groups. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

Revenue in the nine-months ended December 26, 2008, was $176.1, up 37% from revenue of $128.8 in the corresponding period of Fiscal 2008.  The incremental Communication Products sales from the acquired Legerity business of $28.0 along with the increase in revenue from our existing product portfolio have resulted in the increase in revenue, for the nine-month period. The increase in Legerity revenue is primarily due to the inclusion of 39 weeks of Legerity activity this Fiscal year compared to only 21 weeks in the nine-months ended December 28, 2007. The most significant increases in revenue, excluding the Legerity acquisition, were from our Optical and Medical Product groups, which represent 16% and 10% of the increase in revenue, respectively.

The overall economic slowdown may result in lower revenues through the fourth quarter and beyond, into Fiscal 2010. We use opening 90-day backlog as one indicator for future revenue. We view 90-day backlog as orders received from customers, which have been requested to be delivered within 90 days. At the beginning of the fourth quarter our 90-day backlog was $54, up from $53 at opening of the third quarter. While backlog based on customer request date has increased, our orders based on estimated shipping dates, within the next 90 days, have decreased. As it is unlikely that we will be able to ship all the orders requested in advance of our posted delivery schedules, we are anticipating lower revenues in the fourth quarter compared to our opening backlog. At a product group level backlog is down quarter over quarter in our Communication and Optical products groups; however, backlog is up in our Medical and Custom and Other Product groups.

In addition, it is possible that we will have less “turns” revenue this quarter when compared to previous quarters. We define “turns” as an order booked in the same quarter as when the product is shipped; thus recognizing revenue, in the same quarter. While our revenue will be impacted by these factors, we anticipate that the cost saving measures that we have been implementing over the past fifteen months will minimize the impact of a slowdown on our net income in the coming quarters.

In the third quarter of Fiscal 2009, we recorded net income of $12.1, or $0.09 basic earnings per share.  The net income for the period is principally the result of $0.2 operating income combined with foreign exchange gains of $10.3 and a gain on the repurchase of long-term debt of $3.6. These gains were partially offset by a $1.2 impairment recorded on our asset held for sale and a net interest expense of $0.6. Included in our operating income of $0.2 was a $3.0 impairment on current assets and $0.6 in severance and integration costs. The severance and integration costs of $0.6 relate to our integration of Legerity, which is substantially complete with the exception of certain production transfers, which are not expected to have a material impact on our financial results.

In the third quarter of Fiscal 2008, we recorded a net loss of $8.4, or $0.07 per share. The net loss in the third quarter of Fiscal 2008 was driven primarily by severance and integration costs of $5.0 initiated as part of our integration of Legerity. This was partially offset by a gain on sale of land of $2.4 and a gain from on sale of business of $0.7.

In the first nine-months of Fiscal 2009, we recorded net income of $20.4, or $0.15 basic earnings per share.  In addition to the third quarter activities previously discussed, we also recorded a gain on sale of excess land of $0.9, an income tax recovery of $2.4, and a foreign exchange gain of $11.9. We also incurred $1.2 in costs related a proxy contest, which occurred in the second quarter of this Fiscal year.  As a result of our acquisition of Legerity, we have also incurred severance and integration costs of $4.1 for the nine-months ended December 26, 2008.

Included in the net loss of $29.3, or $0.25 per share for the nine-month period in Fiscal 2008, was a $20.3 write-off of in-process R&D. This write-off was partially offset by the recognition of a $12.9 gain on sale of Mitel shares.  In the first quarter of Fiscal 2008, we incurred severance costs of $0.9 and contract impairment and other costs of $0.5, related to headcount reductions in our Caldicot U.K. facility. We also incurred severance costs of $1.3 and contract impairment and other costs of $0.7 in the second quarter of Fiscal 2008, related to the integration of Legerity business. These items are in addition to the items that occurred in the third quarter discussed above.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

	Three Months Ended				Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	% of Total	Dec. 28, 2007	% of Total	Dec. 26, 2008	% of Total	Dec. 28, 2007	% of Total

Revenue:
Asia / Pacific	$27.0	50%	$21.3	44%	$89.3	51%	$58.2	45%
Europe	14.5	27	13.9	28	46.6	26	38.3	30
United States	11.5	22	12.6	26	36.2	21	28.9	22
Canada	0.1	-	0.4	1	1.6	1	1.8	2
Other Regions	0.7	1	0.4	1	2.4	1	1.6	1
Total	$53.8	100%	$48.6	100%	$176.1	100%	$128.8	100%

Asia/Pacific

Asia/Pacific revenue in the third quarter of Fiscal 2009 was $27.0, compared with revenue of $21.3 in the same period of Fiscal 2008.  The increase was principally a result of an increase in our Communication Products shipments, when compared with the same period in Fiscal 2008.

Asia/Pacific revenue increased to $89.3 for the nine-month period ended December 26, 2008, as compared to $58.2 in the same period of Fiscal 2008, principally due to the incremental revenues from Legerity during the period. In Fiscal 2009 we have included a full nine-months of Legerity revenue as opposed to only 21 weeks in Fiscal 2008.

Europe

European revenue increased by 4% to $14.5 in the third quarter when compared to the same quarter a year ago.  The increase in revenue was due mainly to higher sales volumes from our Custom and Other Products group, which represented 10% of the change. Increased product shipments from our Optical Products group, partially offset by lower shipments of our Medical and Communication Products groups, represented 5%, (7%) and (4%) of the percentage change, respectively.

European revenue for the nine-month period ended December 26, 2008, was $46.6, up 22% from the same period in Fiscal 2008.  Increased product volume in Custom and Other and existing Communications Products, along with incremental revenues from the acquired Legerity business represented approximately 12%, 6% and 4% of the change, respectively.

United States

Revenue from customers in the United States decreased by 9% to $11.5 during the third quarter of Fiscal 2009 as compared to the same quarter of Fiscal 2008. The majority of the change relates to a decline in revenue from our Communication Products group, representing (19%) of the percentage change. This decline was partially offset by increased product shipments from our Medical Products group, representing 11% of the percentage change.

Revenues from customers in the United States increased by 25%, to $36.2, for the nine-month period ended December 26, 2008, as compared to the same period in Fiscal 2008. The increase came from increased Medical Product and Optical Product shipments each representing 18%, 9% of the percentage change, respectively. In Fiscal 2009 we have included a full nine-months of Legerity revenue as opposed to only 21 weeks in Fiscal 2008.

Canada

Revenue from customers in Canada decreased by $0.3 during the third quarter of Fiscal 2009 as compared to the same quarter of Fiscal 2008. The decrease is the result of lower product shipments from all our product groups as compared to the same period a year ago.

Revenue from customers in Canada decreased by $0.2 or 11% for the nine-month period ended December 26, 2008, as compared to the same period in Fiscal 2008. Increases in product shipments from our Medical Products represented 31% of the change; however this was offset by declines in our Custom and Other  and Communication Products, each representing (22%) and (20%) of the percentage change, respectively.

Other Regions

For the third quarter of Fiscal 2009, revenue from customers in other regions increased to $0.7 as compared to $0.4 in the third quarter of Fiscal 2008, due to higher sales volumes from our Communication Products.

Revenues from customers in other regions increased by 50% for the nine-month period ended December 26, 2008, as compared to the same period in Fiscal 2008. The increase was driven primarily by increased shipments from our Communication Products group.

REVENUE BY PRODUCT GROUP

	Three Months Ended				Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	% of Total	Dec. 28, 2007	% of Total	Dec. 26, 2008	% of Total	Dec. 28, 2007	% of Total

Revenue:
Communication Products	$33.7	63%	$31.2	64%	$112.5	64%	$79.7	62%
Medical Products	8.2	15	7.6	16	25.2	14	20.5	16
Optical Products	5.5	10	3.9	8	18.5	11	11.0	8
Custom and Other	6.4	12	5.9	12	19.9	11	17.6	14
Total	$53.8	100%	$48.6	100%	$176.1	100%	$128.8	100%

Communication Products

Communication Products group revenue increased by 8% in the third quarter of Fiscal 2009 when compared to the same period in Fiscal 2008.  The increase was due to an increase in product shipments from our timing and synchronization products, which represented 17% of the change. This increase was partially offset by a decrease in legacy products.

Revenue from these products for the nine-months ended December 26, 2008 was $112.5, an increase of $32.8 over the same period a year ago. The increase was the result of incremental revenue from the Legerity business and increased product shipments from our existing timing and synchronization products, both of which represented 36% and 5% of the change, respectively. The incremental revenue from Legerity is the result of the inclusion a full nine-months of revenue as opposed to only 21 weeks in Fiscal 2008.

Medical Products

Our Medical Products group revenue increased by 8% in the third quarter of Fiscal 2009 compared to the same period in Fiscal 2008.  The change in revenue is the result of increased product shipments of our new medical telemetry products offset by a decline of our legacy audiologic medical devices, each accounting for 34% and (26%) of the percentage change in revenue respectively.

Medical Products group revenue through nine-months has increased 23%, when compared to the same period in the prior year. The change in revenue has been driven by the same items as in the current quarter.

Optical Products

Our Optical Products group revenue for the third quarter of Fiscal 2009 increased by 41% compared to the third quarter of Fiscal 2008 as a result of higher product shipments from both our new parallel fiber optic modules and serial optical components representing 36% and 5% of the change in this product group, respectively. This is a trend that has continued since the first quarter and has resulted in a revenue increase from Optical Products of $7.5 through the first nine-months of this Fiscal year.

Custom and Other

For the three and nine-month periods ended December 26, 2008 Custom and Other was up 8% and 13% when compared to the same periods in Fiscal 2008 despite the sale of the Swindon foundry in late Fiscal 2008. The increase in revenue is the result of increased product shipments for one communication application specific integration circuit (“ASIC”) product, partially offset by the absence of foundry revenue in the current year.

GROSS MARGIN

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	Dec. 28, 2007	Dec. 26, 2008	Dec. 28, 2007

Gross Margin	$26.5	$22.8	$84.7	$58.6

As a percentage of revenue	49%	47%	48%	45%

Gross margin in the three-month period ended December 26, 2008, was 49%, an increase of 2% as compared to the same period in Fiscal 2008. The improved gross margin is attributable to increased efficiencies and economies of scale resulting from the acquisition of Legerity and the sale of the Swindon foundry. During the third quarter of Fiscal 2009 we incurred severance and integration costs of $0.5 related to the Legerity acquisition. In comparison, during the third quarter of Fiscal 2008 our gross margin was driven by a gain from business interruption insurance of $2.0, related to a flooding at our Swindon foundry, and our acquisition of Legerity, which resulted in a change in our product mix and severance and integration costs of $0.8.

Gross margin in the nine-month period ended December 26, 2008, which includes $2.7 of integration and severance costs, increased by 3% to 48% compared to the same period in Fiscal 2008. The Fiscal 2008 results include $0.9 of severance costs related to headcount reductions in our Caldicot U.K. facility and $1.0 net gain from insurance as a result of the flood at our Swindon foundry. The changes to gross margin, discussed above, for the third quarter are also driving the change in the margin throughout the first nine-months of this Fiscal year.

OPERATING EXPENSES

Research and Development (“R&D”)

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	Dec. 28, 2007	Dec. 26, 2008	Dec. 28, 2007

R&D expenses – gross	$12.0	$14.0	$38.2	$36.9
Less: NREs and government assistance	(1.6)	(0.9)	(4.6)	(3.0)
R&D expenses	$10.4	$13.1	$33.6	$33.9

As a percentage of revenue	19%	27%	19%	26%

R&D expenses decreased by 21%, or $2.7, in the third quarter of Fiscal 2009 when compared to the same period in Fiscal 2008. The lower R&D costs are due to cost synergies arising from the acquisition of Legerity resulting in lower headcount, material spending, and software costs. Additionally, in the third quarter of this Fiscal year the US dollar strengthened in comparison to most other currencies, which resulted in reducing our R&D costs in locations outside of the US, when converted to US dollars.  The reduction of R&D costs outside the US is principally the result of foreign exchange fluctuations in our locations in Canada, and Sweden where our primary transaction currencies are the Canadian dollar and the Swedish krona. R&D costs were also reduced as a result of higher reimbursements from non-recurring engineering (“NRE”) and government assistance of $0.7 this period compared to the same period a year ago. Our recoveries from NRE’s are dependent upon the completion of project milestones, which will result in these recoveries being uneven over time.

For the nine-months ended December 26, 2008, R&D expenses are $0.3 lower than in the previous year, which is attributable to higher reimbursements of NRE’s in our Medical Products Group and lower design tool costs. The decrease in costs is despite the inclusion of Legerity costs for the full 39 weeks of the year versus 21 weeks in Fiscal 2008. R&D as a percentage of revenue for the nine-months ended December 26, 2008 was 19% compared to 26% for the comparable period in the prior year. The decrease in R&D as a percentage of revenue is attributable to higher revenues, favorable exchange rates and the cost synergies mentioned above.

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $6.6 ($7.2 million Cdn) of eligible expenditures. During the three and nine-months ended December 26, 2008, we recorded government assistance of $0.4 and $1.6 related to this agreement, as compared to $0.7 and $1.9 in the same period of Fiscal 2008, which resulted in reduced research and development expenses by these amounts in these periods. To date, we have recognized reimbursement of expenses under this agreement totaling $5.7 ($6.1 million Cdn).

Our R&D activities focused on the following areas:
•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•
Optical physical-layer integrated circuits, modules and complete solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

•	Voice interface products for access and residential equipment that enables carrier-class voice over-cable and voice-over-packet applications.

Our Medical Communication product development strategy comprises a blend of Application Specific Standard Products (“ASSPs”) and custom design and development.  These strategies allow us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products.  For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE’s are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Selling and Administrative (“S&A”)

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	Dec. 28, 2007	Dec. 26, 2008	Dec. 28, 2007

S&A Expenses	$11.0	$16.8	$37.0	$40.3

As a percentage of revenue	20%	35%	21%	31%

S&A expenditures in the third quarter of Fiscal 2009 were down $5.8 compared to the same quarter a year ago. The decrease is attributable to cost reduction strategies and synergies gained through our Legerity acquisition. Many of our S&A expenses are incurred in currencies other than the US dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro; therefore the current strength of the US dollar has aided in lower S&A costs. Additionally, in the current quarter we are no longer incurring S&A expenses related to the Swindon foundry and our Legerity integration costs have decreased to $0.1 from $2.8 for the same period a year ago. In the prior year our S&A expenses were reduced by the reversal of performance bonus accruals of $1.1. The decrease in S&A as a percentage of revenue is attributable to higher revenue and the items discussed above.

S&A expenses for the first nine-months of Fiscal 2009 were down $3.3, as compared to the same period in Fiscal 2008, mainly due to cost reductions. The cost reductions were the result of synergies from our Legerity acquisition and through cost reduction efforts to manage into and through these uncertain economic times. These cost savings were partially offset by the inclusion of 39 weeks of Legerity expenses as compared to only 21 weeks in Fiscal 2008. S&A expenditures for the nine-months ended December 26, 2008 included $1.2 of proxy contest costs and $0.8 of Legerity integration compared to $4.5 of Legerity integration costs for the comparable period in the prior year.

Acquired In-Process Research and Development (“IPR&D”)

As a result of the acquisition of Legerity in the second quarter of Fiscal 2008, we determined that $20.3 of the purchase price was attributable to in-process research and development, based upon recognized valuation principles. In accordance with the respective generally accepted accounting principles, we expensed this value immediately at the date of acquisition. There is no similar amount in the current year.

Amortization of Intangible Assets

During the three and nine-month periods ending December 26, 2008, we recorded amortization on intangible assets of $1.8 and $5.5 as compared to $1.8 and $3.2 in the same periods of Fiscal 2008, respectively. These costs are related to our acquisitions of Legerity and Primarion. The increase in amortization for the nine-month period, when compared to the same period last year, is the result of the inclusion of 39 weeks of amortization on our Legerity assets, compared to 21 weeks in the previous year.

Contract Impairment and Other

For the three and nine-months of Fiscal 2009, we have recorded contract impairment and other costs of $0.1. These costs are the result of a change in estimated sublease revenue, relating to previously recognized excess space. In the third quarter of Fiscal 2008 we recorded $1.4 impairment related to renegotiated design tool contracts. For the nine-months ended December 28, 2007, we recorded total contract impairment and other expense of $2.6, which comprised $2.1 in renegotiated design tool contracts and $0.5 provision, relating primarily to excess space in our Caldicot U.K. facility.

Gain on Sale of Business

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the subsequent two years. If Conexant’s revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay us up to $2.5 of additional consideration.  We recorded an initial gain on sale of $4.1 in Fiscal 2007 and an additional gain of $0.7 was recorded in the third quarter of Fiscal 2008 as a result of the product line meeting some of its revenue targets. As at December 26, 2008, we are still eligible to receive payment based on product line performance; however any gains will only be recognized if and when the revenue targets are met.  We anticipate obtaining confirmation of whether revenue targets were met in the fourth quarter of Fiscal 2009.

Impairment of current assets

In Fiscal 2008, we sold our Swindon foundry to MHS Electronics UK Limited ("MHS"). As a result of this sale, we agreed to prepay the purchase of certain wafers from MHS under a Wafer Supply Agreement ("WSA") and enter into a transitional services agreement (“TSA”) under which we recorded a receivable balance. These items were recorded in our current assets. As discussed in the subsequent events, MHS will now likely cease supplying wafers to us from the Swindon foundry. Consequently, in the third quarter of Fiscal 2009, as their value became most likely not recoverable, we recorded an impairment of $3.0 consisting of the remainder of the prepaid expense $2.2 and the balance of the receivable $0.8.

In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS. These first mortgages on the properties secure all payments, including pre-payments, due under the WSA. Should MHS be unable to meet its obligations under the WSA, we will be able to appoint a receiver to recover monies from the sale or other disposition of the mortgaged properties. In spite of these charges, we chose to record the impairment of $3.0 indicated above as the amount, if any, that could be obtained by exercising our legal remedies is undeterminable.

Stock Compensation Expense

At the beginning of Fiscal 2007, we adopted FAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of FAS 123R.

Stock compensation expense was recorded as follows:

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	Dec. 28, 2007	Dec. 26, 2008	Dec. 28, 2007

Selling and administrative	$0.5	$0.3	$1.3	$1.1
Research and development	0.1	0.1	0.2	0.2
Cost of revenue	-	-	0.1	0.1
	$0.6	$0.4	$1.6	$1.4

As at December 26, 2008, total unrecognized compensation cost related to non-vested awards was $2.7, and the weighted-average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Gain on sale of Mitel investment

In August 2007, we exercised our amended put right on our share investment in Mitel Networks Corporation (“Mitel”).  As these shares had been recorded with no book value, we realized a gain of $12.9, equivalent to the proceeds received.

Gain on sale of assets

During the first quarter of Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 (0.5 million British pounds), resulting in a $0.9 gain, net of transaction costs.

On November 29, 2007, we sold a parcel of land in Jarfalla, Sweden. This land had previously been accounted for as an asset held for sale. The proceeds from the sale of this parcel of land were $2.7 (17.7 million Swedish krona), resulting in a gain on sale of an asset net of transaction costs of $2.4 in the third quarter of Fiscal 2008.

Gain on repurchase of long-term debt

During the third quarter of Fiscal 2009, we repurchased $6.5 ($7.9 million Cdn) principal amount of our long-term debt – convertible debentures for a total of $2.6 ($3.2 million Cdn) and expensed $0.3 of related unamortized debt issue and transaction costs, resulting in a net gain of $3.6.

Impairment of asset held for sale

In Fiscal 2007, certain of the land and buildings in our U.K. facilities met the criteria to be classified as assets held for sale pursuant to FAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of the current economic conditions and weakening real estate markets in the U.K, we determined that the fair value of the asset no longer exceeded the carrying value of the assets; therefore we recognized an impairment of $1.2 on this asset in the third quarter of Fiscal 2009.

Interest Income

Interest income for the three and nine-months ended December 26, 2008 was $0.4 and $1.1, respectively, as compared to $0.6 and $3.0 for the same periods last year. These decreases are the result of the lower interest rate environment in the current year. Interest income was also negatively impacted by a strong US dollar relative to the currencies in which we hold cash. For the nine-months period ended December 26, 2008, the decrease is also attributable to the reduced cash balances as a result of the use of cash in the acquisition of Legerity.

Interest Expense

Interest expense for the three and nine-months ended December 26, 2008 was $1.0 and $3.3, as compared to $1.2 and $1.9 for the comparable periods a year ago. The decrease in interest expense for the three-months ended December 26, 2008 when compared to the same period a year ago is the result of the repurchase and cancellation of some of our convertible debentures and changes in Canadian dollar exchange rates between the periods.  The convertible debentures pay interest in Canadian dollars thus the interest expense varies based on foreign exchange rates.  For the nine-months ended December 26, 2008, interest expense is higher as we have incurred interest costs on the debt for a full nine-months this Fiscal year as compared to 21 weeks last year. The strength of the US dollar compared to the Canadian dollar has also reduced these costs for the nine-month period ended December 26, 2008.  We anticipate these costs will be lower quarter over quarter as a result of our debt repurchase.

Amortization of Debt Issue Costs

We incurred approximately $3.7 in transactions costs relating to the issuance of our convertible debentures during the second quarter of Fiscal 2008.  These costs were capitalized and are included in other assets, and are being amortized over five years, which is the term of the debt. As a result of our repurchase of $6.5 ($7.9 million Cdn) principal amount of our convertible debentures, we expensed a portion of the unamortized debt issue costs. Amortization costs for the three and nine-months ended December 26, 2008 were $0.1 and $0.5, respectively, as compared to $0.2 and $0.3 for the same periods in Fiscal 2008. Similar to our interest expense, we anticipate these costs will be lower quarter over quarter as a result of our debt repurchase.

Foreign Exchange Gains and Losses

Foreign exchange gains in the three and nine-months ended December 26, 2008 were $10.3 and $11.9 as compared to a loss of $0.6 and $4.4 for the same periods a year ago. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates.  As a result of this revaluation, we incur non-cash foreign currency gains or losses.  The foreign exchange gain during the first nine-months of Fiscal 2009 was primarily a result of the impact of the strengthening U.S. dollar on our convertible debentures. In the prior year, the opposite was true as the Canadian dollar strengthened against the US dollar and resulted in a loss for the period.

A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact on our convertible debentures of approximately $2.9, before tax, to our earnings in a given Fiscal period.

Income tax (expense) recovery

An income tax (expense) recovery of ($0.1) and $2.4 was recorded in the three and nine-months ended December 26, 2008, respectively compared to an income tax recovery of $0.2 and $nil for the same periods in Fiscal 2008. The income tax recoveries relate to:

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Dec. 26, 2008	Dec. 28, 2007	Dec. 26, 2008	Dec. 28, 2007

Current (expense) recovery	$(0.2)	$2.3	$0.5	$1.9
Deferred (expense) recovery	(0.1)	(2.1)	(0.3)	(1.9)
Tax audit closures	0.2	-	2.2	-
	$(0.1)	$0.2	$2.4	$-

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of December 26, 2008, of $216.7 (March 28, 2008 – $240.0). In Fiscal 2009, we are required to comply with the Ontario-Federal Tax Harmonization legislation which was previously enacted. As a result of this legislation, we are required to harmonize our domestic provincial tax attributes with our domestic federal tax attributes. As a result, our domestic valuation allowance increased by approximately $8.0 during the first nine-months of this Fiscal year. The overall decrease relates primarily to movements in temporary timing differences, the utilization of losses in our domestic and certain foreign jurisdictions, as well as changes relating to the strengthening of our functional currency in relation to our tax reporting currencies.

During the third quarter of Fiscal 2009, we unfavorably settled an obligation with the German tax authorities for $3.8, relating to outstanding obligations for previous fiscal years. During the nine-months ended December 26, 2008, we closed outstanding tax audits with various governments including, Canada and the UK and some of the outstanding audits with Germany.

We continue to pursue the closure of other ongoing tax audits in Germany and France. The settlement of any related Uncertain Tax Positions (“UTPs”) during the Fiscal year will result in either a tax payment to the taxing authority or a reversal of the UTP. Based on information currently available to us, we expect that the UTPs will decrease by approximately $0.1 million in the next twelve months due to the closing of audits for open tax years. During the current quarter in addition to the German tax settlement of $3.8 we reversed $0.3 in previously recognized UTPs. The remaining change relates to foreign exchange.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded net income of $12.1, or $0.09 basic earnings per share, in the third quarter of Fiscal 2009.  This compares to a net loss of $8.4, or $0.07 per share, in the same period of Fiscal 2008. Net income in the third quarter of Fiscal 2009 was driven primarily by lower operating expenses in the quarter, gains from foreign exchange of $10.3 and gains on the repurchase of long-term debt of $3.6. Our net income was also aided by a strong US dollar, given that many of our expenses are incurred in currencies other than the US dollar. Reducing net income for the period were impairments on certain current assets of $3.0 and an impairment on our asset held for sale of $1.2.  The net loss in the third quarter of Fiscal 2008 was driven by various costs related to our acquisition of Legerity and offset by the sale of land, which are discussed elsewhere in this MD&A. Additionally, in the prior year our net income was affected by losses from our Swindon foundry, which did not occur in Fiscal 2009, as a result of its sale at the end of the prior Fiscal year.

In the first nine-months of Fiscal 2009, net income was $20.4, or $0.15 basic earnings per share, as compared to net loss of $29.3, or $0.25 per share, for the same period in Fiscal 2008. The same revenues, expenses, gains and losses which drove net income in the third quarter discussed above, have impacted net income for the nine-months ended December 26, 2008. For the nine-months ended December 28, 2007 net loss, was impacted by the same items as well as the $20.3 acquired R&D expenses incurred as a result of the acquisition of Legerity, during the second quarter of Fiscal 2008.

As a result of the current economic slowdown, equipment manufacturers have been more conservative in their spending. As a result, our revenues and ultimately our net income have been and could be continue to be reduced.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at December 26, 2008 was cash, cash equivalents and short-term investments totaling $45.5 (March 28, 2008 - $42.6). Included in these amounts as at December 26, 2008, were cash and cash equivalents of $45.3 (March 28, 2008 - $42.4), and short-term investments of $0.2 (March 28, 2008 - $0.2).

Operating Activities

Cash generated from operating activities during the nine-months ended December 26, 2008 was $15.1, as compared to cash used of $16.4 in the same period of Fiscal 2008.

Cash generated from operating activities before working capital changes was $23.1 for the nine-months ended December 26, 2008, as compared to cash used of $7.3 in the first nine-months of Fiscal 2008.  Cash generated in operations in Fiscal 2009 resulted primarily from the net income during the period.  Since March 28, 2008, our non-cash working capital increased by $8.0, mainly as a result of the following:

•	a decrease in payables and accrued liabilities totaling $16.3, are the result of the adjustments to certain tax provisions and the payment of accruals.

Partially offset by

•	a decrease in receivable balances totaling $3.1, as a result of collections and the recording of allowances against certain receivables;

•	a decrease in inventories of $0.7 as a result of higher shipments;

•	a decrease in prepaid expenses of $3.7, primarily as a result of the draw down from certain design tool agreements; and

•	an increase in deferred credits of $0.8 as a result of advance funding received to fund a research and development project.

In comparison, our non-cash working capital increased by $9.1 during the first nine-months of Fiscal 2008, after giving effect to the impact of Legerity acquisition,  primarily as a result of the following:

•
an increase in receivable balances totaling $4.9, as a result of the timing of product revenues during the quarter, and also due to the accrued recoveries related to our insurance claim for the flood at our Swindon facility;

•	a decrease in payables and accrued liabilities totaling $3.8, driven mainly by incentive compensation payments made during the first quarter of Fiscal 2008; and

•
an increase in inventories to accommodate the next quarter’s orders, and an increase in inventory levels for certain products that we are building under Last Time Buy arrangements. Last Time Buy arrangements involve the sale of products we plan to discontinue the sale of in the near future.

Investing Activities

Cash used in investing activities during the nine-months ended December 26, 2008 was $2.1, primarily from the following:

•	net expenditures for fixed assets totaling $3.1, relating to the purchase of production equipment.

partially offset by

•	proceeds from the sale of excess land of $1.0.

In comparison, cash used in investing activities during the same period a year ago was $119.6, primarily from the following:

•	our acquisition of Legerity Holdings, Inc., which used $136.0, including transaction costs, net of acquired cash from Legerity; and

•	expenditures for fixed assets totaling $5.9, including the replacement of assets damaged in the flood at our Swindon facility.

partially offset by

•	proceeds of $12.9 from the sale of our investment in Mitel Networks Corporation;

•	the maturity of other short-term investments totaling $3.3;

•	proceeds from insurance related to fixed assets of $3.4; and

•	proceeds from the sale of land in Jarfalla of $2.7.

Financing Activities

Cash used from financing activities during the nine-months ended December 26, 2008, was $8.0.  The decrease in cash resulted primarily from the following:

•	partial repurchase of long-term debt for $2.6;

•	repurchase of common shares of $2.7;

•	payment of dividends on preferred shares of $1.5; and

•	repurchase of preferred shares of $1.2.

In comparison, cash generated from financing activities during the nine-months ended December 28, 2007, was $67.0.  The increase in cash resulted from the issuance of $74.5 in convertible debentures during the second quarter to assist in financing our acquisition of Legerity.  This cash inflow was partially offset by the following:

•	debt issue costs of $3.7 associated with issuing the convertible debentures;

•	repurchase of preferred shares of $2.1; and

•	payment of dividends on preferred shares of $1.7.

Starting in June 2008 we began to repurchase common shares on the open market under a normal course issuer bid. To date, we have repurchased 4,920,000 shares for total consideration of $2.7 under the normal course issuer bid. We did not participate in a normal course issuer bid in the prior year.

Purchases made under the normal course issuer bid are part of a distinct open market share repurchase plan through the Toronto Stock Exchange. The bid was adopted in May 2008 and will be in effect for one year. The current plan allows us to purchase no more than 12,272,384 issued and outstanding shares of the Corporation. The bid does not commit us to make any share repurchases. Purchases can be made only on the Toronto Stock Exchange at prevailing open market prices and are paid out of general corporate funds. We cancel all shares repurchased under the share repurchase program.

The conditions attaching to our preferred shares entitles their holders to receive a quarterly dividend of $0.41 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $0.5 in dividends in the remainder of Fiscal 2009. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $20.62 (Cdn$25.00) per share plus costs of purchase. During the third quarter of Fiscal 2009, we repurchased $0.3 of preferred shares. In addition, if the market price of the shares remains below $20.62 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 22,400 of preferred shares in the remainder of Fiscal 2009.

In October 2008 we announced a normal course issuer bid to repurchase up to $7.9 million Cdn in aggregate principal amount of our 6% convertible unsecured subordinated debentures. As at December 26, 2008 we had completed all the purchases allowable under this issuer bid. We cancelled all debentures repurchased under this plan.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.2 ($1.5 million Cdn) available for letters of credit. As at December 26, 2008, we had used $1.5 million Cdn of our credit facilities, accordingly, we had no unused facilities.  The outstanding letters of credit related to our SERP. These letters of credit were renewed for one year subsequent to the quarter end close. As at December 26, 2008 we do not require any financing to support current operations or any planned expenditures; however the current slowdown has likely made it more difficult for us to obtain financing without debt covenants or other restrictions. The current slowdown has most likely resulted in any new financing being more costly for a lower amount of debt, as well.

As at December 26, 2008, we have pledged $12.8 (103.1 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $15.1 in Sweden.  The Swedish pension liability is comprised of $12.6 (101.1 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.5 (20.2 million Swedish krona) as determined under the U.S. GAAP provisions of FAS 87, Employers’ Accounting for Pensions.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchase, preferred share dividend and repurchase, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CONTRACTUAL OBLIGATIONS

During the second quarter of Fiscal 2009, several uncertain income tax provisions as recorded under FIN 48: Accounting for Uncertainty in Income Taxes changed, reducing our estimated future obligation from $7.5 to $4.6. In the third quarter of Fiscal 2009, $3.8 of the uncertain tax provisions were settled and the remaining balance at December 26, 2008 is as follows:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Income tax contingency payments	0.8	0.1	-	-	0.7
	$0.8	$0.1	$-	$-	$0.7

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) IMPLEMENTATION

As an SEC issuer, within the meaning of Canadian securities legislation, we have opted under National Instrument 52-107--Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") adopted by the Canadian Securities Administrators ("CSA") to prepare our financial statements in accordance with US GAAP and to have financial statements audited in accordance with US GAAS.  Although the Canadian Accounting Standards Board has adopted a strategic plan to move financial reporting for Canadian publicly accountable enterprises to IFRS with a changeover date of January 1, 2011, the CSA has announced in CSA Staff Notice 52-321--Early Adoption of IFRS, Use of US GAAP and Reference to IFRS-IASB issued June 27, 2008, that CSA staff propose to retain the existing option in NI 52-107 for a Canadian issuer, which is also an SEC issuer, such as us,  to continue to use US GAAP. We continue to evaluate our possible transition.

CRITICAL ACCOUNTING ESTIMATES

Except as disclosed, there have been no significant changes to our contractual obligations included in Item 5F – Operating and Financial Review and Prospects – Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 28, 2008.

While our methodology for determining our critical accounting estimates has not changed, current economic conditions have resulted in changes in estimates and expectations. The following is a discussion on how the current economic climate has affected our critical accounting estimates. If the economic circumstances continue to deteriorate it is reasonably possible that our estimates could change, which would negatively affect our financial results.

Revenue Recognition

We have agreements with distributors that cover three sales programs, specifically; ship and debit claims, which relate to pricing adjustments based upon distributor resale; stock rotation claims, which relate to certain stock return rights earned against sales; and sales rebates, which relates to refunds on certain products purchased, based on volume.  We accrue for these programs as a reduction of revenue at the time of shipment. These programs are accrued for based on historical data, while emphasizing the most recent months' trends.  The programs and ultimately the accrual most affected by the economic slowdown is the stock rotation. In the event that our major distributors are unable to sell the products they have on hand we may experience product returns that we have not provisioned for; however the distributors are only allowed to return a small percentage of the product sold to them and must place an order for the same amount to replace the returned items.

Inventory

We record a provision for obsolete inventory on a part-by-part basis taking into consideration many different factors, including forecasted demand, competition, market conditions, and our product life cycles. A decrease in the current demand for our products as the result of the current economic slowdown could result in us recording a higher provision on the parts we have in inventory. The inventory items that would be most affected by a long slowdown are those with short product life cycles because they may be replaced by newer parts before their demand recovers. In the event that inventory items are written off our net income would be lower in the period of recognition.

Allowance for Doubtful Accounts

Our policy is to record an allowance for outstanding receivables when the collection of which is probable not to occur. This estimate is performed on a case by case basis depending on the facts and circumstances surrounding each receivable. We currently have provisions of $0.4 against trade receivables and $1.1 against other receivables. Of the total allowance recorded of $1.5 approximately $1.3 is primarily the result of the current economic downturn. As a result of reduced cash flows, companies have given indication that they may not be able to pay their outstanding balances, which has resulted in us recording an allowance against that receivable. In particular, one receivable from MHS Electronics UK Ltd for $0.8 has accounted for the majority of the change in this estimate. If our customers and suppliers experience persistently lower performance, we may be required to increase these provisions in the future.

Restructuring

In determining our restructuring provision we estimate the amount of sublease revenue that we expect to receive. As a result of the current economic downturn we revised our estimated sublease revenue because we anticipate that we will not be able to sublease the space for the same amount as we originally estimated. This change in estimate resulted in a $0.1 increase in our provision for exit activities in the third quarter of Fiscal 2009.

Fixed and Acquired Intangible Assets

One of the impacts of the current economic conditions has been a reduction of property values in many locations throughout the world. As a result of declining values in the United Kingdom our property in Swindon, which is currently held for sale, has experienced a reduction in value. Based on this reduction in value during the third quarter of fiscal 2009 we recorded an impairment on this asset of $1.2.  The value of this asset has been adjusted to the amount we could expect if sold today; however if the economic conditions worsen we may be required to book additional impairment on this asset. Additionally, if the depth and breadth of this slowdown increases, the carrying amount of all our fixed assets and intangibles may no longer be recoverable and an impairment may need to be recorded, as required by FAS 144; Accounting for the Impairment or Disposal of Long-Lived Assets.

Goodwill

Our Goodwill is assessed for impairment annually or if circumstances indicate that goodwill might be impaired. As a result of the current economic and market conditions our share price has dropped, resulting in our market capitalization being lower than the carrying value of the goodwill. The decrease in share price is not inconsistent with share price decreases of all our competitors. Depending on the depth and breadth of these economic conditions, our future earnings and cash flows could be lower than our current models are projecting. If in the event our cash flows are persistently lower than our current estimates, this may result in our goodwill being impaired as defined in FAS 142: Goodwill and Other Intangible Assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2008, the FASB issued FASB Staff Position No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. We are required to adopt FSP 132 in the first quarter of Fiscal 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of our defined benefit pension plans.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. We do not expect the adoption of FAS 162 to have an impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. We are required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of this FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, we do not expect the adoption of FSP 142-3 to have a material impact on our financial position or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities (“FAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. We are required to adopt FAS 161 in the first quarter of Fiscal 2010. We do not expect the adoption of FAS 161 to have a material impact on our financial disclosure.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FASB Staff Position 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal years beginning after November 15, 2008.  We adopted certain provisions of FAS 157, effective March 29, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, we have not assessed the fair value impact on our goodwill, intangible assets, provision for exit activities and leases. We are currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on our financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. In the first quarter of Fiscal 2009, we adopted FAS 159 but did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of FAS 159 had no impact on our consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. We are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. We adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods; however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. FAS 141(R) is effective for public companies for Fiscal years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively and early adoption is prohibited. We are required to adopt FAS 141(R) in the first quarter of Fiscal 2010. After the effective date of FAS 141(R), we may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 (“FIN 48”). Previously, these amounts would be charged to goodwill or other intangible assets.  We are not able to quantify the tax impact of this standard at this time. With the exception of the potential tax implications of FAS 141(R) we do not expect the adoption of FAS 141(R) to have any other material impact on our financial position or results of operations.

SUBSEQUENT EVENT

In January 2009 we were advised by one of our suppliers, MHS Electronics UK Ltd., that it will likely be ceasing wafer supply to us from its Swindon analog foundry. As part of a managed transition, expected to be completed by mid-2009, we will receive wafer inventory from MHS in order to build-up wafer inventory for certain product to ensure the smooth transition of production to alternative foundries. Incremental costs as a result of this transition are not expected to exceed to $1.0. We have agreements in place with our other foundry partners to provide continuity of wafer supply, and are working with MHS to transfer processes where appropriate.

In January 2009 we announced planned restructuring actions to help maintain profitability.  We are planning to reduce our workforce by 6 to 8 percent. The current workforce is approximately 630 employees. No current development projects are expected to be impacted by these actions.  Annualized savings as a result of this restructuring are expected to range from approximately $8.0 to $10.0. We expect to record severance and other costs of between $5.0 and $7.0, in the fourth quarter of Fiscal 2009.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three-months ended December 26, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  In Fiscal 2008, we had excluded the internal controls over financial reporting from the acquired Legerity business from our internal control assessment; however, beginning March 29, 2008 these controls will now be included in our assessment.

COMMON SHARES OUTSTANDING

As at February 2, 2009, there were 122,425,682 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.

Share repurchase program

REPURCHASE OF COMMON SHARES

	Total Number of Shares Purchased as Part of Publicly Announced Plans	Average Price Paid per Share	Maximum Number of Shares that May Yet Be Purchased Under the Plan
Sep. 27 to Oct. 31, 2008	NIL	NIL	10,352,384
Nov. 1 to Nov 28, 2008	3,000,000	$0.30	7,352,384
Nov. 29 to Dec 26, 2008	NIL	NIL	7,352,384
Total	3,000,000	$0.30

On May 21, 2008, Zarlink announced that it had adopted a share repurchase program which commenced on May 26, 2008 and ends on May 25, 2009. The program allows us to repurchase up to 12,272,384 common shares (which is no more than 10% of the common shares outstanding on May 20, 2008).